Reviewed Financial Statements
For the Period from February 19th, 2021 to February 28th, 2021

Hypnos Virtual Inc.

RIMAS VAITAUSKAS, CPA

Hypnos Virtual Inc.

Table of Contents

Independent Accountant Review Report

The Board of Directors

We have reviewed the accompanying consolidated financial statements of Hypnos Virtual Inc. (a corporation), which comprise the balance sheet as of February 28th, 2021, statement of income for the period between February 19th, 2021 and February 28th, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rimas Vaitauskas, CPA

Sacramento, CA

Rimas Vaitauskas, CPA

March 11th, 2020

See independent accountant's review report and accompanying notes to financial statements.

HYPNOS VIRTUAL INC.
BALANCE SHEET
AS OF FEBRUARY 28, 2021

ASSETS		
Current Assets		
Bank Accounts	$	0
Total Current Assets		0
Non-Current Assets		
Intangible assets		1,000
Total Non-Current Assets		1,000
TOTAL ASSETS		1,000
LIABILITIES		
Current Liabilities		
Credit Cards		0
Other Current Liabilities		0
Total Current Liabilities		0
TOTAL LIABILITIES		0
EQUITY		
Retained Earnings		0
Common Stocks (10,000,000 shares at $.0001 par value)		1,000
		1,000
TOTAL EQUITY		
TOTAL LIABILITIES AND EQUITY	$	1,000

See independent accountant's review report and accompanying notes to financial statements.

INCOME

Other Income	$	0
Total Income		0

EXPENSES

Other Expenses	0
Total Expense	0

NET INCOME (LOSS)	$	0

HYPNOS VIRTUAL INC.
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM FEBRUARY 19, 2021 (INCEPTION) TO FEBRUARY 28, 2021

	Issued Common Stocks		Issued Preferred Stocks		Additional Paid-In Capital	Retained Earnings Owner Equity	TOTAL
	Number	Amount	Number	Amount			
BEGINNING BALANCE	-	$ -	-	$ -	$ -	$ -	$ 0
CONTRIBUTIONS	10,000,000	$ 1,000					$1,000
NET INCOME						$ -	
ENDING BALANCE	10,000,000	$ 1,000	-	$ 0	$ 0	$ 0	$ 1,000

HYPNOS VIRTUAL INC.
STATEMENT OF CASH FLOWS
PERIOD FROM FEBRUARY 19, 2021 (INCEPTION) TO FEBRUARY 28, 2021

OPERATING ACTIVITIES		
Net Income	$	0
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		0
Net cash provided by operating activities		0
FINANCING ACTIVITIES		
Convertible Notes		0
Net cash provided by financing activities		0
NET CASH INCREASE FOR PERIOD		0
CASH AT END OF PERIOD	$	0

See independent accountant's review report and accompanying notes to financial statements.

Doc ID: 00efa4d6e41b9032fa707d771cd3a6fa533a33f0

NOTE 1: *ORGANIZATION AND NATURE OF OPERATIONS:*

Hypnos Virtual Inc. ("The Company") is a Corporation organized under the laws of the State of Delaware on February 19th, 2021. The Company aims to provide a multi-sensual immersive media. The Company is developing a smart device that can connect with multiple devices such as computers, phones, and TV's that outputs media-synchronized bio-aromatic airstream.

NOTE 2: *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. As of February 28th, 2021, the Company records no cash or cash equivalent.

NOTE 3: *EQUITY:*

Under the Company's original articles of incorporation in effect, the Company authorized 100,000,000 shares of capital stock designated "Common Stock" with a par value of $0.0001 per share, as well as 50,000,000 shares of capital stock designated "Preferred Stock" with a par value of $0.0001 per share.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of February 28th, 2021, 10,000,000 Common Stocks have been issued to Kaczkowski Inc, the Company owned by the founder, Mr. Michael Kaczkowski.

Preferred Stock:

The Preferred Stock is a non-dividend paying stock that can be converted into a Common stock, subject to conditions detailed in the offering memorandum. As of February 28th, 2021, no Preferred Stocks have been issued.

NOTE 4: **DEBT:**

As of February 28th, 2021, the Company does not have any kind of debt.

NOTE 5: **COMMITMENTS AND CONTINGENCIES:**

The Company is not involved in any legal matters, nor it has any pending litigations against it.

NOTE 6: **INTANGIBLE ASSETS**

In February 2020, Hypnos Virtual Inc. has effectively acquired intellectual property, comprising trademarks, formulas methods and mixtures for aroma chemistry technology and other intangible assets from entity owned by Mr. Michael Kaczkowski, Company's shareholder, in a non-cash deal in exchange of $1,000 of Company's common stock.